TETRA TECH, INC.

3475 East Foothill Boulevard

Pasadena, California  91107

March 29, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4631

Attention:  Terence O’Brien, Accounting Branch Chief

Re:	Form 10-K for the Fiscal Year Ended September 27, 2009
Definitive Proxy Statement on Schedule 14A
Form 10-Q for the Fiscal Quarter Ended December 27, 2009
File No. 0-19655

Dear Mr. O’Brien:

By letter dated March 16, 2010, you provided additional comments on the above-referenced filings of Tetra Tech, Inc. (the “Company”).  Set forth below are the Company’s responses to these comments.  As requested, the numbering of such responses corresponds to the numbering of the comments in your letter.

General

1.                                       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Response

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended September 27, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

2.                                       We note your response to Comment 3 in our letter dated February 22, 2010.  It remains unclear to us how your disclosure for the Remediation and Construction Management segment’s gross profit adequately explains to investors why you recognized $12.4 million in losses on certain accounts receivable from commercial clients.  Your discussion of the Remediation and Construction Management segment’s gross profit lists three factors that caused the segment’s gross profit not to grow in proportion to the increase in revenues without analysis of these factors or quantification, to the extent possible.  In this regard, it is unclear why you (a) did not quantify the project start-up costs related to certain new programs; (b) did not explain what the subcontractor issues were and the causes for the scheduling delays; and (c) did not quantify the provision for losses on accounts receivable and provide an explanation for the need to recognize the provision.  Refer to the guidance in Item 303(A)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.  Please note that this is not the only area where your MD&A could be improved.  We encourage you to provide further analysis throughout your discussion.

Response

In future filings, beginning with our Form 10-Q for the second quarter ending March 28, 2010, the Company will provide further qualitative analysis together with the appropriate quantitative analysis to enhance our discussion of the known material trends, events, demands, commitments and uncertainties noted in our MD&A.  Further, in order to specifically address the Staff’s questions noted in Comment 2, the following provides a supplementary analysis:

The $12.4 million cash flow statement amount includes loss provisions on contracts and allowances for accounts receivable recognized for all of fiscal 2009 in the Remediation and Construction Management (“RCM”) segment.  If the RCM segment had realized the same gross profit percentage in fiscal 2009 as that realized in fiscal 2008 at the increased net revenue level in fiscal 2009, the fiscal 2009 gross profit would have been approximately $90.8 million compared to the actual gross profit of $86.2 million.  The primary reasons for the $4.6 million difference in gross profit were qualitatively explained in the MD&A.  Such reasons, together with additional supplementary information, are as follows:

1)              The Company recorded contract loss provisions related to the start-up of certain new programs where the total estimated costs were in excess of the total estimated revenue.  These various loss provisions amounted to approximately $7.0 million in fiscal 2009 and were part of the $12.4 million described above.

2)              Delays in completing work as originally scheduled were due to inclement weather and subcontractor quality issues that required re-work.  The Company recorded contract loss provisions aggregating approximately $3.8 million, which were recognized when they became known in fiscal 2009.  This amount was also part of the $12.4 million described above.

3)              The allowance for accounts receivable of approximately $1.6 million was due primarily to unsuccessful collection efforts related to certain commercial client projects.

4)              The above losses were partially offset by additional profit recognized due to favorable claim settlements, as well as higher margins on certain commercial wind energy and water projects.

3.                                       We note that within your response to Comment 5 in our letter dated February 22, 2010, that you concluded there was no triggering event during the first quarter of fiscal year 2010 requiring an interim goodwill impairment test.  Please tell us how you determined a decline in forecasted revenue for fiscal year 2010 was not a triggering event to test goodwill for impairment.

Response

The decline in the forecasted revenue for fiscal 2010 related primarily to the RCM segment.  Each reporting unit affected by the expected revenue decline had a fair value substantially in excess of its carrying value when we performed the annual impairment test.  As stated in our previous response to Comment 5, we conducted a financial and operational assessment of each reporting unit as part of our normal quarterly closing process, and wish to clarify that the anticipated fiscal 2010 revenue is expected to be delayed to fiscal 2011.  As our goodwill assessment is primarily based on discounted cash flows over future periods, we determined that the delay would not have a significant negative impact on our future cash flows over the calculation timeframe.  Therefore, we did not consider the delay in project revenue to be a significant adverse change (i.e., a triggering event) which required interim impairment testing.

4.                                       We note the disclosure you intend to include in future filings beginning with your second quarter of fiscal year 2010 Form 10-Q in response to Comment 5 in our letter dated February 22, 2010.  In addition to providing investors with an understanding of the events and/or circumstances that could have a negative impact on the reporting units’ estimated fair values, please also provide a discussion of the uncertainty associated with the key assumptions used to estimate the fair value for each of these reporting units with estimated fair value that does not substantially exceed the carrying value.  Please refer to the fifth bullet in our prior comment.  Please provide us with the disclosures you intend to include in future filings to address this comment.

Response

In future filings, beginning with our Form 10-Q for the second quarter ending March 28, 2010, the Company will provide a discussion of the uncertainty associated with its key assumptions in calculating the fair values used in the goodwill impairment testing.  The Company has provided the revised goodwill disclosure to be included in the MD&A in Attachment A to this letter.

4.  Mergers and Acquisitions, page 79

5.                                       We note your response to Comment 7 in our letter dated February 22, 2010.  Specifically, we note that you believe you provided all of the required material disclosures for your acquisition of Wardrop, except for the primary reasons the purchase price resulted in a significant amount of goodwill per paragraph 51.b. of SFAS 141.  However, it appears that your disclosures do not provide the information required by paragraphs 51.c., 51.e., 51.h., and 52 of SFAS 141.  As previously requested, please provide these disclosures in future filings.  If you do not believe such disclosures are required, please provide us with a detailed explanation as to how you arrived at your conclusion.

Response

In future filings, beginning with our Form 10-Q for the second quarter ending March 28, 2010, the Company will provide further disclosure relative to paragraph 51.b of SFAS No. 141 as stated in our response letter dated February 22, 2010.  Our responses to the other paragraphs of SFAS 141 referenced in your comment are set forth below:

•                  Paragraph 51.c:  We will provide the closing dates of our larger acquisitions in the notes to the consolidated financial statements in future filings.  We note that the fiscal quarter of acquisition is provided in Item 1 on page 19 and Item 7 on page 49 of the Form 10-K.  Further, the quarter of acquisition for the Wardrop acquisition was referenced in the notes to the financial statements in the Form 10-Qs for each of the quarterly filings in fiscal 2009.  Note 4 to the consolidated financial statements of the

Form 10-K stated that the results for each acquisition were included in our consolidated financial statements from the closing date of that acquisition.

•                  Paragraph 51.e:  The Company did not present a condensed balance sheet to disclose the assets and liabilities because, in the Company’s judgment, the Wardrop acquisition did not meet the thresholds for a material business combination.  Our determination of materiality was based on the pro-forma disclosure requirements of SFAS 141 which includes revenue, net income, and earnings per share.  For each of these three measurements, Wardrop and all our fiscal 2009 acquisitions in the aggregate were below the 10% threshold we use to assess materiality.  The Company stated in Note 4 in the Form 10-K that none of the fiscal 2007, 2008 and 2009 acquisitions, except ARD in 2008, were considered material.  As such, the condensed balance sheet information was presented for ARD for fiscal 2008 but not for Wardrop for fiscal 2009.

•                  Paragraph 51.h:  The Company provided the required disclosure in Note 5 to the consolidated financial statements in the Form 10-K by stating that “The purchase price allocations related to the Wardrop acquisition and certain recent acquisitions are preliminary, and subject to adjustment based on the valuation and final determination of the net assets acquired.  We do not believe any adjustments will have a material effect on our consolidated results of operations.”

•                  Paragraph 52:  The Company has provided all required and applicable disclosure in Note 5 in the Form 10-K.

Signatures, page 104

6.                                       We reissue Comment 8 of our letter dated February 22, 2010.  Please amend the Form 10-K to have the company’s principal accounting officer or controller sign in this capacity.  See General Instruction D(2)(a) of Form 10-K.  Please also comply with Comment 9 of our letter dated February 22, 2010 with your amendment to the Form 10-K.

Response

The Company has amended its Form 10-K to comply with the Staff’s comments and filed the Form 10-K/A on March 26, 2010.

Form 10-Q for the Fiscal Quarter Ended December 27, 2009

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 19

7.                                       In future filings, please explain in MD&A the variances in each segment’s income from operations as a percentage of revenue.  Refer to Section 501.06.a of the Financial Reporting Codification for guidance.

Response

We have reviewed Section 501.06.a of the Financial Reporting Codification.  In future filings, the Company will expand the segment tables in MD&A to include income from operations and explain the variances in each segment’s income from operations.

*****

During your review, should you have any additional questions with respect to the Company’s responses, please contact David King, Executive Vice President and Chief Financial Officer, at (626) 470-2468; Steve Burdick, Senior Vice President - Corporate Controller, at (626) 470-2463; or me at (626) 470-2469.

Very truly yours,

/s/ DAN L. BATRACK

Dan L. Batrack
Chairman and Chief Executive Officer

DLB:dm

cc:                                 Tracey Houser, SEC

Al Pavot, SEC

Dorine Miller, SEC

David W. King

Steven M. Burdick

Janis B. Salin

Attachment A

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Goodwill

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business acquisitions.  In order to determine the amount of goodwill resulting from an acquisition, we perform an assessment to determine the value of the acquired company’s tangible and identifiable intangible assets and liabilities. The identifiable intangible assets typically include backlog, customer relations, non-compete agreements and, to a lesser extent, trade names.

We perform our goodwill impairment review at least annually at the beginning of our fiscal fourth quarter.  Our annual review as of June 29, 2009 (i.e., the first day of our fiscal fourth quarter) indicated that we had no impairment of goodwill.  In addition, we regularly evaluate whether events and circumstances have occurred that may indicate a potential change in recoverability of goodwill.  We would perform an interim goodwill impairment review between our annual reviews if certain events and circumstances have occurred, including a significant adverse change in the business climate, unanticipated competition or a loss of key personnel.

The goodwill impairment review involves the determination of the fair value of our reporting units, which for us are the components one level below our reportable segments.  This process requires us to make significant judgments and estimates, including assumptions about our strategic plans with regard to our operations as well as the interpretation of current economic indicators and market valuations.  Furthermore, the development of the present value of future cash flow projections includes assumptions and estimates derived from a review of our expected revenue growth rates, profit margins, business plans, cost of capital and tax rates.  We also make certain assumptions about future market conditions, market prices, interest rates, and changes in business strategies. Changes in assumptions or estimates could materially affect the determination of the fair value of a reporting unit, and, therefore, could eliminate the excess of fair value over carrying value of a reporting unit entirely and, in some cases, could result in impairment. Such changes in assumptions could be caused by a loss of one or more significant contracts, reductions in government or commercial client spending, or a decline in the demand of our services due to changing economic conditions.  In the event that we determine that our goodwill is impaired, we would be required to record a non-cash charge that could result in a material adverse effect on our results of operations or financial position.

We utilize two methods to determine the fair value of our reporting units:  (i) the Income Approach and (ii) the Market Approach.  While each of these approaches is initially considered in the valuation of the business enterprises, the nature and characteristics of the reporting units indicate which approach is most applicable.  The Income Approach utilizes the discounted cash flow method, which focuses on the expected cash flow of the reporting unit.  In applying this approach, the cash flow available for distribution is calculated for a finite period of years.  Cash flow available for distribution is defined, for purposes of this analysis, as the amount of cash that could be distributed as a dividend without impairing the future profitability or operations of the reporting unit.  The cash flow available for distribution and the terminal value (the value of the reporting unit at the end of the estimation period) are then discounted to present value to derive an indication of the value of the business enterprise.  The Market Approach is comprised of the guideline company and the similar transactions methods.  The guideline company method focuses on comparing the reporting unit to select reasonably similar (or “guideline”) publicly traded companies.  Under this method, valuation multiples are (i) derived from the operating data of selected guideline companies; (ii) evaluated and adjusted based on the strengths and weaknesses of the reporting units relative to the selected guideline companies; and (iii) applied to the operating data of the reporting unit to arrive at an indication of value.  In the similar transactions method, consideration is given to prices paid in recent transactions that have occurred in the reporting unit’s industry or in related industries.  For our annual impairment analysis as of June 29, 2009, we weighted the Income Approach and the Market Approach at 70% and 30%, respectively.  The Income Approach was given a higher weight because it has the most direct correlation to the specific economics of the reporting unit, as compared to the Market Approach, which is based on multiples of broad-based (i.e., less comparable) companies.

As of June 29, 2009, all but two of our reporting units had fair values substantially in excess of their carrying values.  One of those reporting units, Advanced Management Technology, Inc. (“AMT”) in the

Environmental Consulting Services reportable segment with $49.4 million of goodwill, had a fair value in excess of its carrying value by approximately 13%.  In addition, the other reporting unit, Cosentini and Associates, Inc. (“CAA”) in our Engineering and Architecture Services reportable segment with $4.6 million of goodwill, had a fair value in excess of its carrying value by approximately 39%.  To arrive at our cash flow projections utilized in the Income Approach, we use a reporting unit’s forecast of estimated operating results based on key assumptions such as growth rates in revenues, costs and estimates of future anticipated changes in operating margins based on economic and market information.

To date, the actual results for AMT and CAA have been consistent with the estimates and assumptions utilized in the most recent discounted cash flow calculations.  Although we believe the assumptions regarding future revenues, costs and operating margins are reasonable for AMT and CAA, they are subject to uncertainty and could be affected by many factors including a loss of one or more significant contracts, reductions in government or commercial client spending, or a decline in the demand of our services due to changing economic conditions.  For example, if AMT is unsuccessful in winning re-competes on federal government contracts or if CAA experiences reduced workload in its domestic and international commercial development markets, their revenue and income could adversely and materially deviate from their historical trends, which could cause goodwill to become impaired.  Accordingly, it is reasonably possible that business performance below our expectation or deterioration of market and economic conditions could occur.  This would adversely impact our ability to meet our projected results, which could cause goodwill related to AMT and CAA to become impaired.  If any of our goodwill becomes impaired, we would be required to record a non-cash charge that could have a material adverse effect on our results of operations or financial position, but would not have any adverse effect on the calculations of, or our overall compliance with, the covenants of our credit facility.